Exhibit 21.1

List of Subsidiaries of Insteel Industries, Inc.

The following is a list of subsidiaries of the Company as of September 28, 2013, each of which is wholly-owned by the Company:

Name	State or Other Jurisdiction of Incorporation
Insteel Wire Products Company	North Carolina
Intercontinental Metals Corporation	North Carolina